Exhibit 99.1

YY Reports Second Quarter 2016 Unaudited Financial Results

Guangzhou, China, August 17, 2016 (GLOBE NEWSWIRE) – YY Inc. (NASDAQ: YY) ("YY" or the "Company"), a live streaming platform, today announced its unaudited financial results for the second quarter of 2016.

Second Quarter 2016 Highlights

•	Net revenues increased by 45.9% to RMB1,980.8 million (US$298.0 million) from RMB1,357.2 million in the corresponding period of 2015.

•	Net income attributable to YY increased by 18.1% to RMB343.3 million (US$51.7 million) from RMB290.7 million in the corresponding period of 2015.

•	Non-GAAP net income attributable to YY increased by 27.3% to RMB384.8 million (US$57.9 million) from RMB302.3 million in the corresponding period of 2015.

Mr. David Xueling Li, Chairman of YY, stated, “We are glad to report another strong quarter of both top- and bottom-line growth across the board. This growth momentum was primarily driven by solid year-over-year user adoption of over 54.5% to 4.2 million paying users, as well as robust IVAS revenue growth of 48.7% year over year. More importantly, we continued to see steady growth in monthly active users (“MAUs”) on the YY platform increasing by over 16% year over year to 141.9 million users. Additionally, in June 2016, we revamped our online music and entertainment branding to YY Live. This rebranding effort is a key part of YY leveraging our core broadcasting technology to more broadly support the increasing popularity of mobile live-broadcasting on our online music and entertainment platform. With the new brand, we aim to further leverage the established YY brand and build an even deeper content ecosystem which will also include the development of PUGC (Professionally-curated User Generated Content). Meanwhile, we are excited to announce the promotion of Mr. Zhou Chen as YY’s new CEO as well as the promotion of Mr. Rongjie Dong to CEO of our Huya broadcasting division. We firmly believe their deep experience, creative genius and solid leadership capabilities will help to lead YY through our next phase of development. Overall, we remain confident in our ability to stay ahead of our competitors and further fortify YY’s competitive moat as a leading interactive, live streaming platform in China.

Mr. Eric He, Chief Financial Officer of YY, commented, “For the second quarter of 2016, our revenue momentum continued as total revenues increased by 45.9% year over year to RMB1.98 billion. The growth in both top and bottom line reflects the strength of our increasingly large and diverse IVAS revenue streams. Our online game broadcasting business, Huya, saw continued strong growth, with a 67.7% year-over-year increase in revenue and a 111.6% year-over-year increase in the number of paying users to 1.1 million. Our online music and entertainment business, recently upgraded to YY Live, had a 50.3% year-over-year increase in revenue and 51.4% year-over-year increase in the number of paying users. Meanwhile, our leading music and entertainment business for mobile devices continued its robust growth with a 96.7% year-over-year increase in revenue and 88.3% year-over-year increase in the number of paying users to 1.8 million. Going forward, under the leadership of our new management team, we will continue to drive top- and bottom-line growth by expanding our innovative content and service offerings in order to meet the ever-evolving demands of our massive user community."

Second Quarter 2016 Financial Results

NET REVENUES

Net revenues increased by 45.9% to RMB1,980.8 million (US$298.0 million) in the second quarter of 2016 from RMB1,357.2 million in the corresponding period of 2015, primarily driven by the increase in IVAS revenues. IVAS revenues, which mainly consisted of revenues from online music and entertainment, online dating, online games, Huya broadcasting and YY's membership program, increased by 48.7% to RMB1,933.0 million (US$290.9 million) in the second quarter of 2016 from RMB1,300.0 million in the corresponding period of 2015. The increase in IVAS revenues was primarily driven by a 54.5% year-over-year increase in the number of paying users to 4.2 million.

Revenues from online music and entertainment increased by 50.3% to RMB1,098.3 million (US$165.3 million) in the second quarter of 2016 from RMB730.7 million in the corresponding period of 2015. This increase was driven by a year-over-year increase of 51.4% in the number of paying users to 2.8 million. Moreover, the number of mobile paying users grew 88.3% year over year to 1.8 million in the second quarter of 2016.

Revenues from online dating increased by 72.3% to RMB271.1 million (US$40.8 million) in the second quarter of 2016 from RMB157.3 million in the corresponding period of 2015. This increase primarily resulted from a 35.6% year-over-year increase in the number of paying users to 316,000 and 27.1% year-over-year increase in ARPU to RMB858 in the second quarter of 2016.

Revenues from online games were RMB188.3 million (US$28.3 million) in the second quarter of 2016, as compared to RMB199.4 million in the corresponding period of 2015. This decline was primarily caused by a 29.2% year-over-year decrease in the number of paying users to 303,000, which reflects the continued softness in China’s web game market, but was partially offset by a 33.3% year-over-year increase in the average revenue per user (“ARPU”) of online games.

Other IVAS revenues, mainly including Huya broadcasting, PK Show, membership subscription fees and ME App, increased by 76.6% to RMB375.3 million (US$56.5 million) in the second quarter of 2016 from RMB212.6 million in the corresponding period of 2015. Revenues from Huya broadcasting increased by 67.7% to RMB143.1 million (US$21.5 million) in the second quarter of 2016 from RMB85.3 million in the corresponding period of 2015, primarily driven by the 111.6% year-over-year increase in the number of paying users to 1.1 million.

Other revenues, mainly including revenues from the Company's online education platform, Huanqiu Education Online, and online advertising revenues from Duowan.com, were RMB47.8 million (US$7.2 million) in the second quarter of 2016, compared with RMB57.2 million in the corresponding period of 2015.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 45.0% to RMB1,208.3 million (US$181.8 million) in the second quarter of 2016 from RMB833.3 million in the corresponding period of 2015, primarily attributable to an increase in revenue-sharing fees and content costs to RMB893.3 million (US$134.4 million) in the second quarter of 2016 from RMB551.5 million in the corresponding period of 2015. The increase in revenue-sharing fees and content costs paid to performers, channel owners and content providers was in line with the increase in revenues and was primarily due to the higher level of user engagement and spending driven by promotional activities, as well as the Company’s investments in expanding the amount of new and innovative content it provides to users. In addition, bandwidth costs increased to RMB150.7 million (US$22.7 million) in the second quarter of 2016 from RMB132.2 million in the corresponding period of 2015, primarily reflecting the continued user base expansion and video quality improvements, but partially offset by the Company’s improved efficiency and pricing terms.

Gross profit increased by 47.4% to RMB772.4 million (US$116.2 million) in the second quarter of 2016 from RMB523.9 million in the corresponding period of 2015. Gross margin increased to 39.0% in the second quarter of 2016 from 38.6% in the corresponding period of 2015.

OPERATING INCOME

Operating expenses for the second quarter of 2016 increased by 41.7% to RMB351.1 million (US$52.8 million) from RMB247.8 million in the corresponding period of 2015. This increase was primarily attributable to the Company’s overall business expansion and its investments in providing more rich and diversified content to users.

Operating income in the second quarter of 2016 increased by 44.2% to RMB443.9 million (US$66.8 million), as compared to RMB307.7 million in the corresponding period of 2015. Operating margin in the second quarter of 2016 was 22.4%, as compared to 22.7% in the corresponding period of 2015.

Non-GAAP operating income1 increased by 52.0% to RMB485.4 million (US$73.0 million) in the second quarter of 2016 from RMB319.3 million in the corresponding period of 2015. Non-GAAP operating margin2 increased to 24.5% in the second quarter of 2016 from 23.5% in the corresponding period of 2015.

NET INCOME

Net income attributable to YY Inc. increased by 18.1% to RMB343.3 million (US$51.7 million) in the second quarter of 2016 from RMB290.7 million in the corresponding period of 2015. Net margin in the second quarter of 2016 was 17.3%, as compared to 21.4% in the corresponding period of 2015. Excluding a one-time non-operating expense of RMB23.5 million for the disposal of a subsidiary company of YY, net income attributable to YY Inc. was RMB366.8 million (US$55.2 million), representing an increase of 26.2% year over year.

Non-GAAP net income attributable to YY Inc.3 increased by 27.3% to RMB384.8 million (US$57.9 million) from RMB302.3 million in the corresponding period of 2015. Non-GAAP net margin4 was 19.4% in the second quarter of 2016, as compared to 22.3% in the corresponding period of 2015.

NET INCOME PER ADS

Diluted net income per ADS5 increased by 17.1% to RMB5.97 (US$0.90) in the second quarter of 2016 from RMB5.10 in the corresponding period of 2015.

Non-GAAP diluted net income per ADS6 increased by 25.7% to RMB6.65 (US$1.00) in the second quarter of 2016 from RMB5.29 in the corresponding period of 2015.

BALANCE SHEET AND CASH FLOWS

As of June 30, 2016, the Company had cash and cash equivalents of RMB679.1 million (US$102.2 million) and short-term deposits of RMB3,134.7 million (US$471.7 million). For the second quarter of 2016, net cash from operating activities was RMB573.8 million (US$86.3 million).

SHARES OUTSTANDING

As of June 30, 2016, the Company had a total of 1,101.9 million common shares outstanding, or the equivalent of 55.1 million ADSs outstanding.

1 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

2 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues.

3 Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

4 Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues.

5 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders divided by weighted average number of diluted ADS.

6 Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of diluted net income per ADS.

Recent Development

On June 22, 2016, YY announced it has upgraded its online music and entertainment brand to YY Live. With the new brand, the Company will expand into pan-entertainment market and increase its focus on the increasingly popular live broadcasting segment. On the content side, YY will focus on PUGC offerings as it is expected to become one of the most important content generation models to the Company. YY will also enhance its PUGC offerings through cooperation with entertainment industry partners. The Company also announced the launch of “YY Live Broadcasting Box,” a fully HD codec live broadcasting machine.

Business Outlook

For the third quarter of 2016, the Company expects its net revenues to be between RMB2.00 billion and RMB2.10 billion, representing a year-over-year growth of approximately 34% to 41%. These forecasts reflect the Company's current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on August 18, 2016 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	# 49135813

The replay will be accessible through August 26, 2016 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	# 49135813

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.6459 to US$1.00, the noon buying rate in effect on June 30, 2016 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a live streaming platform that enables users to interact in live online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of activities, including online music and entertainment, online games, online dating, live game broadcasting and education. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$910 million in the fiscal year 2015.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing, as well as uncertainties relating to the proposed “going-private” transaction. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income attributable to common shareholders, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders is net income attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

YY Inc.

Yuffie Fu

Tel: +86 (20) 2916-2000

Email: IR@YY.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 915-1611

Email: IR@YY.com

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	928,934	679,139	102,189
Short-term deposits	1,894,946	3,134,711	471,676
Restricted short-term deposits	389,221	-	-
Accounts receivable, net	132,353	160,160	24,099
Inventory	14,385	3,357	505
Amount due from related parties	5,297	23,236	3,496
Prepayments and other current assets	147,823	178,781	26,901
Deferred tax assets	116,921	92,645	13,940

Total current assets	3,629,880	4,272,029	642,806

Non-current assets
Deferred tax assets	3,363	5,547	835
Investments	567,557	806,018	121,280
Property and equipment, net	843,449	834,632	125,586
Land use rights, net	-	1,896,348	285,341
Intangible assets, net	146,437	111,313	16,749
Goodwill	151,638	132,304	19,908
Other non-current assets	1,960,430	87,495	13,165

Total non-current assets	3,672,874	3,873,657	582,864

Total assets	7,302,754	8,145,686	1,225,670

Liabilities ,mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	129,819	122,286	18,400
Deferred revenue	385,300	394,680	59,387
Advances from customers	55,086	77,074	11,597
Income taxes payable	107,403	94,688	14,248
Accrued liabilities and other current liabilities	681,889	635,195	95,577
Amounts due to related parties	24,917	27,313	4,110

Total current liabilities	1,384,414	1,351,236	203,319

Non-current liabilities
Convertible bonds*	2,572,119	2,636,867	396,766
Deferred revenue	20,752	26,045	3,919
Deferred tax liabilities	16,817	15,162	2,281

Total non-current liabilities	2,609,688	2,678,074	402,966

Total liabilities	3,994,102	4,029,310	606,285

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$

Mezzanine equity	61,833	43,390	6,529

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 728,227,848 and 732,331,788 shares issued and outstanding as of December 31, 2015 and June 30, 2016, respectively)	43	43	6
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 369,557,976 and 369,557,976 shares issued and outstanding as of December 31, 2015 and June 30, 2016, respectively)	27	27	4
Additional paid-in capital	2,011,799	2,107,329	317,087
Statutory reserves	56,507	56,507	8,503
Retained earnings	1,207,168	1,758,793	264,643
Accumulated other comprehensive ( losses) income	(36,385)	139,658	21,014
Non-controlling interests	7,660	10,629	1,599

Total shareholders’ equity	3,246,819	4,072,986	612,856

Total liabilities, mezzanine equity and
shareholders’ equity	7,302,754	8,145,686	1,225,670

*	Effectively January 2016, ASU 2015-3 issued by FASB requires entities to present the issuance costs of bonds in the balance sheet as a direct deduction from the related bonds rather than assets. Accordingly, the Company retrospectively reclassified RMB25.3 million of issuance cost of bonds from other non-current assets into convertible bonds as of December 31, 2015.

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	730,693	919,084	1,098,311	165,261	1,320,748	2,017,395	303,555
—Online dating	157,348	211,226	271,116	40,794	289,184	482,342	72,577
—Online games	199,404	171,110	188,261	28,327	431,152	359,371	54,074
—Other IVAS	212,585	310,428	375,321	56,474	369,782	685,749	103,184
Other revenues	57,151	37,470	47,768	7,188	96,577	85,238	12,826

Total net revenue	1,357,181	1,649,318	1,980,777	298,044	2,507,443	3,630,095	546,216

Cost of revenues(1)	(833,281)	(1,060,531)	(1,208,340)	(181,817)	(1,506,016)	(2,268,871)	(341,394)

Gross profit	523,900	588,787	772,437	116,227	1,001,427	1,361,224	204,822

Operating expenses(1)
Research and development expenses	(120,125)	(179,648)	(172,228)	(25,915)	(243,113)	(351,876)	(52,946)
Sales and marketing expenses	(63,079)	(77,961)	(88,699)	(13,346)	(114,622)	(166,660)	(25,077)
General and administrative expenses	(63,843)	(83,407)	(90,155)	(13,566)	(123,374)	(173,562)	(26,116)
Goodwill impairment	(110,699)	-	-	-	(110,699)	-	-
Fair value change of contingent consideration	109,995	-	-	-	109,995	-	-

Total operating expenses	(247,751)	(341,016)	(351,082)	(52,827)	(481,813)	(692,098)	(104,139)

Other income	31,570	8,905	22,507	3,387	32,330	31,412	4,727

Operating income	307,719	256,676	443,862	66,787	551,944	700,538	105,410

Foreign currency exchange gains (losses), net	3,917	237	552	83	(1,167)	789	119
Interest expense	(21,941)	(20,394)	(19,576)	(2,946)	(40,126)	(39,970)	(6,014)
Interest income	33,884	13,649	9,902	1,490	81,152	23,551	3,544
Other non-operating expense	-	-	(23,474)	(3,532)	(2,165)	(23,474)	(3,532)

Income before income tax expenses	323,579	250,168	411,266	61,882	589,638	661,434	99,527

Income tax expenses	(36,430)	(49,622)	(75,179)	(11,312)	(80,904)	(124,801)	(18,779)

Income before share of income (loss) in equity method investments, net of income taxes	287,149	200,546	336,087	50,570	508,734	536,633	80,748

Share of income (loss) in equity method investments, net of income taxes	2,319	5,774	(28)	(4)	7,320	5,746	865

Net Income	289,468	206,320	336,059	50,566	516,054	542,379	81,613

Less: Net loss attributable to the non-controlling interest shareholders and the mezzanine classified non-controlling interest shareholders	(1,223)	(2,019)	(7,227)	(1,087)	(1,599)	(9,246)	(1,391)

Net income attributable to YY Inc.	290,691	208,339	343,286	51,653	517,653	551,625	83,004

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income attributable to YY Inc.	290,691	208,339	343,286	51,653	517,653	551,625	83,004

Other comprehensive income :
Unrealized gain of available-for-sales securities	-	-	177,152	26,656	-	177,152	26,656
Foreign currency translation adjustments, net of nil tax	30	350	(1,459)	(220)	4,101	(1,109)	(167)

Comprehensive income attributable to YY Inc.	290,721	208,689	518,979	78,089	521,754	727,668	109,493

Net income per ADS
—Basic	5.23	3.72	6.10	0.92	9.15	9.82	1.48
—Diluted	5.10	3.65	5.97	0.90	8.91	9.65	1.45
Weighted average number of ADS used in calculating net income per ADS
—Basic	55,629,042	56,063,449	56,244,094	56,244,094	56,603,338	56,153,766	56,153,766
—Diluted	60,544,579	57,137,915	60,761,097	60,761,097	58,106,597	57,141,627	57,141,627

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	1,937	8,612	141	21	6,369	8,753	1,317
Research and development expenses	2,650	27,300	26,473	3,983	14,590	53,773	8,091
Sales and marketing expenses	260	839	941	142	1,003	1,780	268
General and administrative expenses	6,742	17,179	13,934	2,097	21,471	31,113	4,682

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	307,719	256,676	443,862	66,787	551,944	700,538	105,410
Share-based compensation expenses	11,589	53,930	41,489	6,243	43,433	95,419	14,358

Non-GAAP operating income	319,308	310,606	485,351	73,030	595,377	795,957	119,768

Net income attributable to YY Inc.	290,691	208,339	343,286	51,653	517,653	551,625	83,004
Share-based compensation expenses	11,589	53,930	41,489	6,243	43,433	95,419	14,358

Non-GAAP net income attributable to YY Inc.	302,280	262,269	384,775	57,896	561,086	647,044	97,362

Non-GAAP net income per ADS
—Basic	5.43	4.68	6.84	1.03	9.91	11.52	1.73
—Diluted	5.29	4.59	6.65	1.00	9.66	11.32	1.70
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	55,629,042	56,063,449	56,244,094	56,244,094	56,603,338	56,153,766	56,153,766
—Diluted	60,544,579	57,137,915	60,761,097	60,761,097	58,106,597	57,141,627	57,141,627

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2016

	YY IVAS	Others	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	1,098,311	-	1,098,311	-	-	1,098,311	165,261
—Online dating	271,116	-	271,116	-	-	271,116	40,794
—Online games	188,261	-	188,261	-	-	188,261	28,327
—Other IVAS	232,244	-	232,244	143,077	-	375,321	56,474
Other revenues	-	17,131	17,131	-	30,637	47,768	7,188

Total net revenue	1,789,932	17,131	1,807,063	143,077	30,637	1,980,777	298,044

Cost of revenues(1)			(965,291)	(216,606)	(26,443)	(1,208,340)	(181,817)

Gross profit (loss)			841,772	(73,529)	4,194	772,437	116,227

Operating expenses(1)
Research and development expenses			(130,170)	(33,811)	(8,247)	(172,228)	(25,915)
Sales and marketing expenses			(63,038)	(12,247)	(13,414)	(88,699)	(13,346)
General and administrative expenses			(76,169)	(11,115)	(2,871)	(90,155)	(13,566)

Total operating expenses			(269,377)	(57,173)	(24,532)	(351,082)	(52,827)
Other income			22,507	-	-	22,507	3,387

Operating income (loss)			594,902	(130,702)	(20,338)	443,862	66,787

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2016

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	(1,432)	1,441	132	141	21
Research and development expenses	17,976	6,501	1,996	26,473	3,983
Sales and marketing expenses	729	212	-	941	142
General and administrative expenses	10,227	3,807	(100)	13,934	2,097

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2016

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	594,902	(130,702)	(20,338)	443,862	66,787
Share-based compensation expenses	27,500	11,961	2,028	41,489	6,243

Non-GAAP operating income (loss)	622,402	(118,741)	(18,310)	485,351	73,030

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2016

	YY IVAS	Others	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	919,084	-	919,084	-	-	919,084	142,538
—Online dating	211,226	-	211,226	-	-	211,226	32,758
—Online games	171,110	-	171,110	-	-	171,110	26,537
—Other IVAS	192,754	-	192,754	117,674	-	310,428	48,143
Other revenues	-	16,282	16,282	-	21,188	37,470	5,811

Total net revenue	1,494,174	16,282	1,510,456	117,674	21,188	1,649,318	255,787

Cost of revenues(1)			(844,273)	(193,066)	(23,192)	(1,060,531)	(164,474)

Gross profit (loss)			666,183	(75,392)	(2,004)	588,787	91,313

Operating expenses(1)
Research and development expenses			(143,351)	(24,257)	(12,040)	(179,648)	(27,861)
Sales and marketing expenses			(52,558)	(10,788)	(14,615)	(77,961)	(12,091)
General and administrative expenses			(68,658)	(11,333)	(3,416)	(83,407)	(12,935)

Total operating expenses			(264,567)	(46,378)	(30,071)	(341,016)	(52,887)
Other income			8,905	-	-	8,905	1,381

Operating income (loss)			410,521	(121,770)	(32,075)	256,676	39,807

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2016

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	7,802	723	87	8,612	1,336
Research and development expenses	22,008	2,876	2,416	27,300	4,234
Sales and marketing expenses	803	36	-	839	130
General and administrative expenses	13,015	4,157	7	17,179	2,664

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2016

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	410,521	(121,770)	(32,075)	256,676	39,807
Share-based compensation expenses	43,628	7,792	2,510	53,930	8,364

Non-GAAP operating income (loss)	454,149	(113,978)	(29,565)	310,606	48,171

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2015

	YY IVAS	Others	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	730,693	-	730,693	-	-	730,693	117,854
—Online dating	157,348	-	157,348	-	-	157,348	25,379
—Online games	199,404	-	199,404	-	-	199,404	32,162
—Other IVAS	127,260	-	127,260	85,325	-	212,585	34,288
Other revenues	-	31,977	31,977		25,174	57,151	9,218

Total net revenue	1,214,705	31,977	1,246,682	85,325	25,174	1,357,181	218,901

Cost of revenues(1)			(646,399)	(157,638)	(29,244)	(833,281)	(134,400)

Gross profit (loss)			600,283	(72,313)	(4,070)	523,900	84,501

Operating expenses(1)
Research and development expenses			(97,301)	(14,644)	(8,180)	(120,125)	(19,375)
Sales and marketing expenses			(51,623)	(2,460)	(8,996)	(63,079)	(10,174)
General and administrative expenses			(47,546)	(4,372)	(11,925)	(63,843)	(10,297)
Goodwill impairment			-	-	(110,699)	(110,699)	(17,855)
Fair value change of contingent consideration			(1,552)	-	111,547	109,995	17,741

Total operating expenses			(198,022)	(21,476)	(28,253)	(247,751)	(39,960)
Other income			31,570	-	-	31,570	5,092

Operating income (loss)			433,831	(93,789)	(32,323)	307,719	49,633

(3)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2015

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	1,935	(22)	24	1,937	312
Research and development expenses	2,051	10	589	2,650	427
Sales and marketing expenses	263	(3)	-	260	42
General and administrative expenses	6,565	195	(18)	6,742	1,087

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2015

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	433,831	(93,789)	(32,323)	307,719	49,633
Share-based compensation expenses	10,814	180	595	11,589	1,868

Non-GAAP operating income (loss)	444,645	(93,609)	(31,728)	319,308	51,501